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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                               (Amendment No. 10)

                    Under the Securities Exchange Act of 1934

                            Group 1 Software, Inc.

                        (formerly COMNET Corporation)
                               (Name of Issuer)

                         Common Stock, par value $.50
                        (Title of Class of Securities)


                                  39943Y103
                                (CUSIP Number)


Kenneth C. Frazier                                                                                Merck & Co., Inc.
Vice President, Public Affairs and Assistant General Counsel                                        One Merck Drive
908-423-1000                                                                     Whitehouse Station, NJ  08889-0100
           (Name, Address and Telephone Number of Person Authorized to Receive Notes and Communications)

                               September 29, 1998
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


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
CUSIP NO.          39943Y103                             13D                             PAGE 2 OF 4 PAGES
              ----------------------                                                          --   --
---------- ----------------------------------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS:         MERCK-MEDCO MANAGED CARE, L.L.C.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):       22-3461740

---------- ----------------------------------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a)  |_|
                                                                                                       (b)  |_|
---------- ----------------------------------------------------------------------------------------------------------

    3      SEC USE ONLY

---------- ----------------------------------------------------------------------------------------------------------

    4      SOURCE OF FUNDS

---------- ----------------------------------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                           |_|

---------- ----------------------------------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION:         DELAWARE

---------- ----------------------------------------------------------------------------------------------------------
       NUMBER OF              7       SOLE VOTING POWER:                0
         SHARES
      BENEFICIALLY            8       SHARED VOTING POWER:             --
     OWNED BY EACH
       REPORTING              9       SOLE DISPOSITIVE POWER:           0
      PERSON WITH
                              10      SHARED DISPOSITIVE POWER:        --

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:                 0

---------- ----------------------------------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            |_|

---------- ----------------------------------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            0

---------- ----------------------------------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON:         CO.

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ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           On September 28 and 29, 1998, pursuant to the Agreement for Purchase and Sale of Securities between Merck-Medco Managed Care, L.L.C. ("Medco"), its subsidiary, MCCO Corp. ("MCCO"), and COMNET Corporation ("Comnet"), Medco and MCCO completed the sale to Group 1 Software, Inc. (formerly COMNET)
("Group 1 Software") of the 513,345 shares of Common Stock and the 100,000 shares of Preferred Stock of Comnet formerly owned by Medco and MCCO. As a result of such sale, Medco and MCCO no longer own any securities of Group 1
Software.



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                                    SIGNATURE


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    September 29, 1998


                                        MERCK & CO., INC



                                        By: /s/ Kenneth C. Frazier
                                            Kenneth C. Frazier
                                            Vice President, Public Affairs and
                                              Assistant General Counsel



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